UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

SUMTOTAL SYSTEMS, INC.
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
866615107
(CUSIP Number)
Robert F. Smith
c/o Vista Equity Partners
150 California Street, 19th Floor
San Francisco, California 94111
(415) 765-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 26, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS Vista Equity Partners Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,568,012

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,568,012

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,568,012

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 11.4%(1)

14	TYPE OF REPORTING PERSON

PN
(1) The percentages reported in this Schedule 13D are based upon 31,236,602 shares of Common Stock, par value $0.001, of Issuer outstanding as of May 1, 2009 (as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2009).

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS Vista Equity Partners Fund III (Parallel), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		367,536

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

367,536

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

367,536

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 1.2%(1)

14	TYPE OF REPORTING PERSON

PN
(1) The percentages reported in this Schedule 13D are based upon 31,236,602 shares of Common Stock, par value $0.001, of Issuer outstanding as of May 1, 2009 (as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2009).

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS VEPF III FAF, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		81,206

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

81,206

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

81,206

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 0.3%(1)

14	TYPE OF REPORTING PERSON

PN
(1) The percentages reported in this Schedule 13D are based upon 31,236,602 shares of Common Stock, par value $0.001, of Issuer outstanding as of May 1, 2009 (as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2009).

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS Vista Equity Partners Fund III GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,016,754

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

4,016,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,016,754

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 12.9%(1)

14	TYPE OF REPORTING PERSON

OO, HC
(1) The percentages reported in this Schedule 13D are based upon 31,236,602 shares of Common Stock, par value $0.001, of Issuer outstanding as of May 1, 2009 (as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2009).

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS VEFIIGP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,016,754

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

4,016,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,016,754

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 12.9%(1)

14	TYPE OF REPORTING PERSON

OO, HC
(1) The percentages reported in this Schedule 13D are based upon 31,236,602 shares of Common Stock, par value $0.001, of Issuer outstanding as of May 1, 2009 (as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2009).

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS Robert F. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,016,754

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

4,016,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,016,754

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 12.9%(1)

14	TYPE OF REPORTING PERSON

IN, HC
(1) The percentages reported in this Schedule 13D are based upon 31,236,602 shares of Common Stock, par value $0.001, of Issuer outstanding as of May 1, 2009 (as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2009).

ITEM 1. Security and Issuer
This amendment No. 8 to the Statement on Schedule 13D filed jointly by (i) Vista Equity Partners Fund III, L.P. (“Vista Fund III”), (ii) Vista Equity Partners Fund III (Parallel), L.P. (“Vista Fund III Parallel”), (iii) VEPF III FAF, L.P. (“Vista FAF”, and, together with Vista Fund III and Vista Fund III Parallel, the “Vista Funds”), (iv) Vista Equity Partners Fund III GP, LLC (“Vista III GP”), (v) VEFIIGP, LLC (“Vista II GP”) and (v) Robert F. Smith (the foregoing, collectively, the “Reporting Persons”) on October 14, 2008, as amended by Amendment No. 1 filed on October 23, 2008, Amendment No. 2 filed on April 6, 2009, Amendment No. 3 filed on April 9, 2009, Amendment No. 4 filed on May 6, 2009, Amendment No. 5 filed on May 11, 2009, Amendment No. 6 filed on May 14, 2009, and Amendment No. 7 filed on May 20, 2009 (the “Statement”), relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of SumTotal Systems, Inc., a Delaware corporation (the “Issuer”), and amends such Schedule 13D. Unless otherwise stated herein, the Statement remains in full force and effect.
ITEM 4. Purpose of Transaction
Item 4 is hereby amended and supplemented as follows:
On May 26, 2009, two wholly-owned subsidiaries of Vista Fund III entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Amber Holding Inc. (“Amber Holding”) and Amber Acquisition Inc. (“Amber”). Pursuant to the terms of the Merger Agreement, Amber will be merged with and into the Issuer, and as a result, the Issuer will continue as the surviving corporation and a wholly-owned subsidiary of Amber Holding (the “Merger”).
Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Common Stock, other than shares owned by the Issuer, Amber Holding or Amber, will be canceled and extinguished and automatically converted into the right to receive $4.85 in cash, without interest.
The Issuer announced on May 27, 2009, that, concurrently with entering into the Merger Agreement, it terminated its previously announced merger agreement with affiliates of Accel-KKR (the “Accel-KKR Agreement”) following the expiration of rights granted to Accel-KKR under the Accel-KKR Agreement that would have allowed Accel-KKR to match the terms of Vista Fund III’s acquisition proposal.
The Merger Agreement contains certain termination rights for both the Issuer and Amber Holding, including a “fiduciary-out” provision that allows the Issuer under certain circumstances to provide information and participate in discussions at any time with respect to unsolicited alternative acquisition proposals received prior to the time the Issuer receives approval of the Merger from its stockholders. The Merger Agreement provides that, upon termination under specified circumstances, the Issuer would be required to pay Vista Equity Partners III, LLC a termination fee of $6.67 million and, under certain circumstances, to reimburse Amber Holding for an amount not to exceed $1 million for transaction expenses incurred by Amber Holding and its affiliates. The Issuer’s reimbursement of Amber Holding’s expenses would reduce the amount of any required termination fee that becomes payable by the Issuer.
Amber Holding has obtained equity financing commitments for the transactions contemplated by the Merger Agreement. The aggregate proceeds of the equity commitment will be sufficient to fully finance the Merger and the other transactions contemplated thereby. Consummation of the Merger is not subject to a financing condition, but is subject to customary conditions to closing, including the maintenance of a minimum cash and cash equivalents balance at the closing. The affirmative vote of a majority of the Issuer’s outstanding shares is required to adopt the Merger Agreement.
The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is included as Exhibit 99.9, which is incorporated by reference herein.
Although the Issuer, Amber Holding and Amber have entered into the Merger Agreement, there can be no assurance that the conditions to closing will be satisfied within the time period provided in the Merger Agreement or that the Merger will be consummated.
On April 22, 2009, the Reporting Persons and their nominees for directors of the Issuer (collectively, the “Participants”) filed a preliminary proxy statement with the Securities and Exchange Commission relating to the nomination of the nominees and the solicitation of proxies from the stockholders of the Issuer in connection therewith. However, if the Merger is consummated, the Issuer will not have public stockholders and there will be no public participation in any future meeting of stockholders. As a result, the Participants do not at this time intend to solicit the stockholders of the Issuer in connection with the election of the Reporting Person’s nominees to the Issuer’s board of directors or to take any further action with respect to the preliminary proxy statement.

Except as set forth in this Statement, the Reporting Persons do not presently have any additional plans or proposals that relate to or would result in any of the transactions, events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7. Material to be Filed as Exhibits
Item 7 is hereby amended and restated in its entirety as follows:

Exhibit
Number	Description

99.1
Joint Filing Agreement, dated October 14, 2008 by and among the Reporting Persons (filed as an Exhibit to the Reporting Persons’ joint Statement on Schedule 13D dated October 14, 2008, and incorporated by reference herein).

99.2	Power of Attorney (filed as an Exhibit to the Reporting Persons’ joint Statement on Schedule 13D dated October 14, 2008, and incorporated by reference herein).

99.3
Letter from Vista Equity Partners III, LLC to the Chief Executive Officer of SumTotal Systems, Inc., dated April 3, 2009 (filed as an Exhibit to the Reporting Persons’ Amendment No. 2 to the joint Statement on Schedule 13D dated April 6, 2009, and incorporated by reference herein).

99.4
Letter from Vista Equity Partners III, LLC to the Board of Directors of SumTotal Systems, Inc. dated April 9, 2009 (filed as an Exhibit to the Reporting Persons’ Amendment No. 3 to the joint Statement on Schedule 13D dated April 9, 2009, and incorporated herein by reference).

99.5
Letter from Vista Equity Partners Fund III, L.P. to the Board of Directors of SumTotal Systems, Inc., dated May 6, 2009 (filed as an Exhibit to the Reporting Parties’ Amendment No. 4 to the joint Statement on Schedule 13D dated May 6, 2009, and incorporated herein by reference).

99.6
Letter from Vista Equity Partners Fund III, L.P. to the Board of Directors of SumTotal Systems, Inc., dated May 10, 2009 (filed as an Exhibit to the Reporting Parties’ Amendment No. 5 to the joint Statement on Schedule 13D dated May 11, 2009, and incorporated herein by reference).

99.7
Letter from Vista Equity Partners Fund III, L.P. to the Board of Directors of SumTotal Systems, Inc., dated May 13, 2009 (filed as an Exhibit to the Reporting Parties’ Amendment No. 6 to the joint Statement on Schedule 13D dated May 14, 2009, and incorporated herein by reference).

99.8
Letter from Vista Equity Partners Fund III, L.P. to the Board of Directors of SumTotal Systems, Inc., dated May 20, 2009 (filed as an Exhibit to the Reporting Persons’ Amendment No. 7 to the Joint Statement on Schedule 13D dated May 20, 2009, and incorporated herein by reference).

99.9	Agreement and Plan of Merger, dated as of May 26, 2009, by and among SumTotal Systems, Inc., Amber Holding Inc. and Amber Acquisition Inc.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 27, 2009

ROBERT F. SMITH
By:	/s/ John Warnken-Brill
John Warnken-Brill, Attorney-in-Fact

VISTA EQUITY PARTNERS FUND III, L.P.
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

VISTA EQUITY PARTNERS FUND III (PARALLEL), L.P.
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

VEPF III FAF, L.P.
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

VISTA EQUITY PARTNERS FUND III GP, LLC
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

VEFIIGP, LLC
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact
Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit
Number	Description

99.1
Joint Filing Agreement, dated October 14, 2008 by and among the Reporting Persons (filed as an Exhibit to the Reporting Persons’ joint Statement on Schedule 13D dated October 14, 2008, and incorporated by reference herein).

99.2	Power of Attorney (filed as an Exhibit to the Reporting Persons’ joint Statement on Schedule 13D dated October 14, 2008, and incorporated by reference herein).

99.3
Letter from Vista Equity Partners III, LLC to the Chief Executive Officer of SumTotal Systems, Inc., dated April 3, 2009 (filed as an Exhibit to the Reporting Persons’ Amendment No. 2 to the joint Statement on Schedule 13D dated April 6, 2009, and incorporated by reference herein).

99.4
Letter from Vista Equity Partners III, LLC to the Board of Directors of SumTotal Systems, Inc. dated April 9, 2009 (filed as an Exhibit to the Reporting Persons’ Amendment No. 3 to the joint Statement on Schedule 13D dated April 9, 2009, and incorporated herein by reference).

99.5
Letter from Vista Equity Partners Fund III, L.P. to the Board of Directors of SumTotal Systems, Inc., dated May 6, 2009 (filed as an Exhibit to the Reporting Parties’ Amendment No. 4 to the joint Statement on Schedule 13D dated May 6, 2009, and incorporated herein by reference).

99.6
Letter from Vista Equity Partners Fund III, L.P. to the Board of Directors of SumTotal Systems, Inc., dated May 10, 2009 (filed as an Exhibit to the Reporting Parties’ Amendment No. 5 to the joint Statement on Schedule 13D dated May 11, 2009, and incorporated herein by reference).

99.7
Letter from Vista Equity Partners Fund III, L.P. to the Board of Directors of SumTotal Systems, Inc., dated May 13, 2009 (filed as an Exhibit to the Reporting Parties’ Amendment No. 6 to the joint Statement on Schedule 13D dated May 14, 2009, and incorporated herein by reference).

99.8
Letter from Vista Equity Partners Fund III, L.P. to the Board of Directors of SumTotal Systems, Inc., dated May 20, 2009 (filed as an Exhibit to the Reporting Persons’ Amendment No. 7 to the Joint Statement on Schedule 13D dated May 20, 2009, and incorporated herein by reference).

99.9	Agreement and Plan of Merger, dated as of May 26, 2009, by and among SumTotal Systems, Inc., Amber Holding Inc. and Amber Acquisition Inc.